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Schedule 13D


                                                                       Exhibit 2

                                   BALFOUR LLC
                         595 Madison Avenue - 19th Floor
                            New York, New York 10022
                               Tel.: 212-713-5065

                                               February 15, 2002


Board of Directors
Raytel Medical Corporation
2755 Campus Drive, Suite 200
San Mateo, CA 94403
Fax: (650) 349-8850


Ladies and Gentlemen:



         Balfour LLC ("Balfour") is the largest single stockholder of Raytel Medical Corporation ("Raytel"). Balfour has received notice of the signing by Raytel of the merger agreement with SHL Telemedicine Ltd. (the "Proposed Merger"). Balfour is outraged by the Board's insistence on continuing its flawed auction process in breach of its fiduciary duties. Balfour intends (1) to continue to seek a shareholder's meeting at which Balfour's slate of directors may be proposed, and (2) to exercise its rights to demand appraisal rights should the Proposed Merger be consummated.

         As stated in prior letters to you by Balfour's counsel, the Board and its agents have run a flawed auction process. Balfour believes it was shut out of the bidding process. Balfour believes that other bidders had similar experiences. The result is that the shareholders of Raytel have been presented with a Proposed Merger which is inadequate and which grossly undervalues Raytel.

         The most important transaction in Raytel's history was determined by a Special Committee of only two. Raytel's Certificate of Incorporation requires its Board to have at least six (6) members. The Board of Raytel currently has only three (3) members, in violation of its own Certificate of Incorporation.

         Balfour reserves all rights and remedies against the Board and the Special Committee, and their agents, for their actions in connection with the Proposed Merger.

         Please be advised that Balfour reserves its legal rights and remedies.

                                               Very truly yours,


                                               BALFOUR LLC


                                               By:    /s/ Rory Riggs
                                                   -----------------------------
                                                   Name: Rory Riggs
                                                   Title: Sole Member


         cc:      Lawrence M Braun, Esq.
         John D. Hussey, Esq.
         Sheppard Mullin Richter & Hampton LLP
         Attorneys to the Special Committee
         333 South Hope Street
         Los Angeles, CA  90071
         Fax: 213-620-1398





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